UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __) *

VERONA PHARMA PLC
(Name of Issuer)

Ordinary Shares/American Depositary Shares
(Title of Class of Securities)

925050106
(CUSIP Number)

April 28, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106
1	NAMES OF REPORTING PERSONS
Vivo Ventures VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,762,316 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,762,316 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,762,316 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Consists of Ordinary Shares beneficially owned by the reporting person, including pursuant to warrants to purchase Ordinary Shares, and American Depository Shares (ADS) that each represents 8 Ordinary Shares. These securities are held of record by Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P. Vivo Ventures VI, LLC is the general partner of both Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P.

(2)	Based on 99,014,164 Ordinary Shares outstanding, as reported in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on April 28, 2017.

CUSIP No. 925050106
1	NAMES OF REPORTING PERSONS
Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,049,268 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
11,049,268 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,049,268 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Consists of Ordinary Shares beneficially owned by the reporting person, including pursuant to warrants to purchase Ordinary Shares, and American Depository Shares (ADS) that each represents 8 Ordinary Shares. These securities are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

(2)	Based on 99,014,164 Ordinary Shares outstanding, as reported in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on April 28, 2017.

Item 1. (a)	Name of Issuer:

Verona Pharma plc

(b)	Address of Issuer's Principal Executive Offices:

3 More London Riverside, London SE1 2RE

Item 2. (a)	Name of Person Filing:

Vivo Ventures VI, LLC and Vivo Ventures VII, LLC

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA, 94301

(c)	Citizenship:

Vivo Ventures VI, LLC and Vivo Ventures VII, LLC are both Delaware limited liability companies.

(d)	Title of Class of Securities:

Ordinary Shares and American Depositary Shares (ADS). For purposes of calculating the percentages in this Schedule 13G, each ADS represents beneficial ownership of 8 Ordinary Shares.

(e)	CUSIP Number:

925050106

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1) Vivo Ventures VI, LLC beneficially owns 2,762,316 Ordinary Shares. These securities are held of record by Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, as follows:

•	Vivo Ventures Fund VI, L.P.: 1,252,791 Ordinary Shares, 139,821 ADS (representing 1,118,568 Ordinary Shares), and warrants to purchase 370,871 Ordinary Shares that are currently exercisable.

•	Vivo Ventures VI Affiliates Fund: 9,177 Ordinary Shares, 1,024 ADS (representing 8,192 Ordinary Shares), and warrants to purchase 2,717 Ordinary Shares that are currently exercisable.

Vivo Ventures VI, LLC is the general partner of both Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P. The voting members of Vivo Ventures VI, LLC are Frank Kung, Albert Cha and Edgar Engleman, none of whom has individual voting or investment power with respect to these securities and each of whom disclaims beneficial ownership of such securities.

(2) Vivo Ventures VII, LLC beneficially owns 11,049,268 Ordinary Shares. The securities are held of record by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, as follows:

•	Vivo Ventures Fund VII, L.P.: 4,940,206 Ordinary Shares, 551,363 ADS (representing 4,410,904 Ordinary Shares), and warrants to purchase 1,462,477 Ordinary Shares that are currently exercisable.

•	Vivo Ventures VII Affiliates Fund: 107,671 Ordinary Shares, 12,017 ADS (representing 96,136 Ordinary Shares), and warrants to purchase 31,874 Ordinary Shares that are currently exercisable.

Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these securities and each of whom disclaims beneficial ownership of such securities.

(b)	Percent of class:

Vivo Ventures VI, LLC: 2.8%

Vivo Ventures VII, LLC: 11.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Ventures VI, LLC: 2,762,316

Vivo Ventures VII, LLC: 11,049,268

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Ventures VI, LLC: 2,762,316

Vivo Ventures VII, LLC: 11,049,268

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VI, LLC

May 5, 2017
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Ventures VII, LLC

May 5, 2017
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

EXHIBIT INDEX

Exhibit	Description
99.1	Agreement of Joint Filing